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                             February 17, 2021

       William Zanker
       Chief Executive Officer and President
       GRIT BXNG At Home, Inc.
       9 East 16th Street
       New York, NY 10003

                                                        Re: GRIT BXNG At Home,
Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed February 9,
2021
                                                            File No. 024-11392

       Dear Mr. Zanker:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Choice of Forum, page 35

   1. Exhibit 3.6 states that the federal district courts of the United States of America are the exclusive forum for the
resolution of any complaint asserting a cause of action arising under the Securities
Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. To the extent
that Exhibit 3.6 is intended to limit the forum for claims under the federal securities laws
to federal court, please revise your offering circular to state as much. Also, because
your federal exclusive forum provision appears to apply to
                                                        Securities Act claims,
please revise your offering circular to state that investors cannot waive compliance with
the federal securities laws and the rules and regulations
                                                        thereunder.
 William Zanker
GRIT BXNG At Home, Inc.
February 17, 2021
Page 2

       Please contact Cara Wirth at (202) 551-7127 or Katherine Bagley at (202) 551-2545 with any questions.



                                                         Sincerely,
FirstName LastNameWilliam Zanker
                                                         Division of
Corporation Finance
Comapany NameGRIT BXNG At Home, Inc.
                                                         Office of Trade &
Services
February 17, 2021 Page 2
cc:       Leslie Marlow
FirstName LastName